VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hennessy Advisors, Inc.
Registration Statement on Form S-1
File No. 333-259750

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Oppenheimer & Co. Inc., as representative of the several Underwriters, hereby joins in the request of Hennessy Advisors, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 13, 2021 at 12:30 p.m., Eastern Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 12, 2021;

(ii)	Date of distribution: October 12-13, 2021;

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 2;

(iv)	Number of prospectuses so distributed: approximately 700; and

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Oppenheimer & Co. Inc.

On behalf of itself and the several Underwriters

OPPENHEIMER & CO. INC.

By:	/s/ John D. Nelson
	Name:	John D. Nelson
	Title:	Managing Director

[Hennessy Advisors, Inc. Acceleration Request]